Exhibit 99.13

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Theratechnologies Inc.

We, KPMG LLP, consent to the incorporation by reference in the Registration Statement (No. 333-234172) on Form F-10 of Theratechnologies Inc. of:

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our report dated February 24, 2020, on the consolidated financial statements which comprise the consolidated statement of financial position as of November 30, 2019, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the year ended November 30, 2019, and the related notes; and

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our report dated February 20, 2019, on the consolidated financial statements which comprise the consolidated statements of financial position as of November 30, 2018 and December 1, 2017, the consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the year ended November 30, 2018, and notes, comprising a summary of significant accounting policies and other explanatory information, which reports refer to a change in presentation currency to the United States dollar in fiscal 2019 on a retrospective basis, and which reports appear in the annual report on Form 40-F of Theratechnologies Inc. for the fiscal year ended November 30, 2019, and further consent to the use of such reports in such annual report on Form 40-F.

(signed) KPMG LLP*

February 25, 2020

Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A110592